

MAIL STOP 3561

January 15, 2010

Mr. Alex Stelmak
Chief Executive Officer
Advanced Technologies Group, Inc.
331 Newman Springs Road
Suite 143
Red Bank, NJ 07701

> **Re:** **Advanced Technologies Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 31, 2009**
> **Filed May 18, 2009**
> **Form 10-K/A for Fiscal Year Ended**
> **January 31, 2009**
> **Filed November 19, 2009**
> **Supplemental Response Letter**
> **Dated January 11, 2010**
> **File No. 000-30987**

Dear Mr. Stelmak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Alex Stelmak
Advanced Technologies Group, Inc.
January 15, 2010
Page 2

Form 10-K/A for Fiscal Year Ended January 31, 2009

Financial Statements

Notes to Financial Statements

General

1. We note your response to our prior comment two. Your response does not explain how you considered the disclosure requirements for the correction of an error in relation to the revised financial statement presentation of your investment in FX Direct. Refer to FASB ASC 250-10-50-7.

2. In connection with the comment above, it appears you plan to restate your financial statements again to remove the presentation of your investment in FX Direct as a discontinued operation. Please file a Item 4.02 Form 8-K to disclose such restatement or tell us why such filing is not required.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds

                                        Assistant Director